UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Subject Company (Issuer))

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(liquidation preference $50.00 per preferred security)
of Ford Motor Company Capital Trust II
(Title of Class of Securities)

345395 20 6
(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to :
Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Ave.
New York, New York 10022

Check the appropriate box(es) below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) to the Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2007, as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 13, 2007, is being filed by Ford Motor Company, a Delaware corporation (“Ford”), and Ford Motor Company Capital Trust II, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of Ford (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer by Ford to holders of the 6.50% Cumulative Convertible Trust Preferred Securities (liquidation preference $50.00 per preferred security) of the Trust (the “Trust Preferred Securities”) of the right to receive for each Trust Preferred Security validly tendered and accepted for conversion, 2.8249 shares of Ford’s Common Stock, $.01 par value per share (“Ford Common Stock”), plus an amount of shares of Ford Common Stock valued at $14.25, as determined by dividing (i) $14.25 by (ii) the volume-weighted average of the reported sales prices on the New York Stock Exchange of Ford Common Stock during the three trading days ending at the close of the second trading day prior to the expiration of the conversion offer (the “Conversion Offer”).

The Conversion Offer is made upon the terms and subject to the conditions described in the offering circular, dated July 2, 2007, as amended on July 13, 2007 (the “Offering Circular”), and the accompanying letter of transmittal. The Offering Circular and the accompanying letter of transmittal were filed as exhibits (a)(1)(A) to Amendment No. 1 and (a)(1)(B) to the Schedule TO, respectively.

The information set forth in the Offering Circular and the accompanying letter of transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

This Amendment No. 2 amends Item 12 of the Schedule TO.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated July 2, 2007, as amended July 13, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Letter to DTC Participants.*
(a)(1)(D)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated July 2 2007.*
(a)(5)(B)	Press Release, dated July 26, 2007 (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K filed by Ford on July 26, 2007).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ford Motor Company

By:	/s/ Neil M. Schloss
Name: Neil M. Schloss

Title:	Vice President and
Treasurer

Dated: July 26, 2007

Ford Motor Company Capital Trust II

By: Ford Motor Company, as Sponsor

By:	/s/ Louis J. Ghilardi
Name: Louis J. Ghilardi
Title: Assistant Secretary

Dated: July 26, 2007

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